SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                  The Profit Recovery Group International, Inc.
                                (Name of Issuer)

                      Common Stock, no par value per share
                         (Title and Class of Securities)

                                   743 168 106
                                 (CUSIP Number)




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(1)  Names of  Reporting  Persons  S.S. or I.R.S.  Identification  Nos. of Above
     Persons

          Third Berkshire Associates

(2)  Check the Appropriate Box if a Member of a Group

         (a)      _________.

         (b)      ____X____.

(3)  SEC Use Only

(4)  Citizenship or Place of Organization

         Massachusetts

Number of             (5)  Sole Voting Power -0-
Shares Beneficially
Owned by Each         (6)  Shared Voting Power - 1,766,268
Reporting Person With
                      (7)  Sole Dispositive Power -0-

                      (8)  Shared Dispositive Power - 1,766,268

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person - 1,766,268

(10) Check if Aggregate Amount in Row (9) Excludes Certain Shares _________.

(11) Percent of Class Represented by Amount in Row 9 - 10.0%

(12) Type of Reporting Person

         PN

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Item 1(a). Name of Issuer:

           The  Profit Recovery Group International, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           2300 Windy Ridge Parkway, NW
           Suite 100, North
           Atlanta, Georgia  30339-8426

Item 2(a). Name of Person Filing:

           See Item (1) of the cover pages

Item 2(b). Address of Principal Business Office:

           c/o Berkshire Partners
           One Boston Place
           Boston, MA 02108

Item 2(c). Citizenship:

           See item (4) of cover pages

Item 2(d). Title of Class of Securities:

           Common Stock, No Par Value Per Share

Item 2(e). CUSIP Number:

           743  168  106

Item 3.    Nature of Person Filing:

           Not applicable

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Item 4.    Ownership:

           (a)      Amount Beneficially Owned:

                    See item (9) of cover pages

           (b)      Percent of Class:

                    See item (11) of cover pages

           (c)      Number of shares as to which such person has:

                 (i)  sole power to vote or to direct the vote:
                        See item (5) of cover pages
                (ii)  shared power to vote or to direct the vote:
                        See item (6) of cover pages
               (iii)  sole power to dispose or to direct the disposition of:
                        See item (7) of cover pages
                (iv)  shared power to dispose or to direct the disposition of:
                        See item (8) of cover pages


NOTE: The reporting person may be deemed to beneficially own 1,766,268 shares of the Issuer's Common Stock of record by Berkshire Fund III, A Limited Partnership, for which the reporting person serves as general partner.

Item 5.    Ownership of Five Percent or Less of Class:

           Not applicable
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Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

           Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

           Not applicable

Item 8.    Identification and Classification of Members of the Group:

           Not applicable

Item 9.    Notice of Dissolution of Group:

           Not applicable

Item 10.   Certification:

           Not applicable.
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                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   THIRD BERKSHIRE ASSOCIATES



                                   By: /s/Carl Ferenbach
                                       Name:   Carl Ferenbach
                                       Title:  General Partner